Exhibit 99.1

NASDAQ: WRD Investor Presentation

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 1 During today’s event, we will make statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission (SEC). Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. We do not undertake any obligation to update any forward-looking statement made today, except as required under applicable law. This material also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. We will also discuss certain non-IFRS measures today, which are more thoroughly explained and reconciled to the most comparable measures reported in the Company's earnings releases and filings with the SEC. Please note that our communications today are for informational purposes only and are not intended to be relied upon as investment advice. The information presented does not constitute a recommendation to buy, sell, or hold any of the Company’s securities and does not take into account the investment objectives or financial situation of any particular investor. This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Disclaimer

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 2 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Vision & Mission Corporate Update & Strategy

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 3 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. WeRide – A Global Leader of Autonomous Driving & the 1st Publicly Listed Robotaxi Company Robotaxi Robobus Robovan Robosweeper ADAS 2017 2025 Addressing urban challenges with synergistic products Across L2+ to L4 AD Solutions for Cities With trials and commercial operations of AV products 10 Countries(1) 30 Cities Across five countries – China, US, UAE, Singapore and France AV Fleets Granted with Global Permits Operating an AD fleet of 1200+(1) and continues to grow One of the Largest AV Fleet Globally No regulatory discipline for autonomous driving system failure(2) Safety Record Notes: 1. As of March 2025 2. Regulatory discipline refers to license revocation and suspension

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 4 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. WeRide One: Universal Technology Platform Powering Future Cities Seamlessly adapted to diverse urban contexts, accelerating smart mobility innovation Robotaxi Robovan Robosweeper ADAS Robobus Software Hardware Cloud Infrastructure WeRide One Scalable commercial deployment of L4 autonomous vehicles Industry-leading L2+ mass-production features Mutual technological enhancement building competitive moats ✓ ✓ ✓

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 5 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. We Lead Robotaxi Commercialization on the Global Stage Hardware • Purpose-built robotaxi GXR • 50% cost reduction and accelerated commercialization of new generation AD Kit • c.90% GPU utilization and lowered training cost • Safety-first architecture Software Regulation • Driverless commercial permits to be rolled out in more cities • Innovative partnership model: asset-light & revenue sharing, rapid expansion to 10 countries Partnership 2019 1 st paid robotaxi service globally 2023 Driverless commercial service 2025 Commercial operations in China and the Middle East 2030 Further expansion of commercial operations, including Robotaxi service expansion in 15 new cities with Uber Long term Large-scale commercial operations globally Sustainable business growth Accelerating global expansion & pioneering commercial-scale Robotaxi deployment

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 6 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Accelerated Global Expansion: the Commercialization of Autonomous Driving Saudi Arabia Guangzhou Beijing Wuxi Dongguan • 5+ years of robotaxi operations in China • Provide robotaxi services through WeRide Go and soon WeChat • Multi-product commercialization across 20+ cities China France • Robobus pilot operation on public roads since 2021 Qatar • Robobus regular operation in Japan • Scale: Intent orders for thousands of robobuses in Japan Japan • 1 st nation-wide AV permit in the world • Scale: Largest robotaxi fleet outside China and US • Collaboration with Uber on robotaxi commercial operation • Started driverless testing in 2025 UAE • 1 st driverless robobus service in Southeast Asia to the public in regular operation • Robosweeper operations on public roads Singapore Source: China Insights Industry Consultancy Limited (CIC), public information, Company website • Robobus regular operation at Zurich Airport • Robobus shuttle service during 2024 and 2025 French Open • Collaboration with Renault France Switzerland • Robobus trials in downtown Barcelona Spain • Launched robotaxi, robobus and robosweeper trials • Robotaxi operation expected in 2025 • Regional office • Driverless test permit in 2021 USA Saudi Arabia

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 7 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Track Record of High Standard Rapid Deployment Standardized Deployment Process Our Track Records Beijing Yizhuang, Tongzhou, Shunyi Total area: 600+ km2 Deployment execution: ~3 weeks 1. Localization • HD mapping • RTK(1) setup 2. Cloud environment: • Local data services • 4G/5G connectivity 3. Homologation • HW and SW adaptation to local environment 4. Safety officer on-site training 5.Local Infrastructure • Depot • Charging network (by local partners) • Maintenance and repairing shop 6.Regulatory Compliance • Operational approval and data compliance • Safety inspections and documentation Abu Dhabi Total area: c.50% of the core area of Abu Dhabi Deployment execution: ~2 weeks Notes: 1. Real-time kinematic • Workstreams executed in parallel delivering high standards • Deployment in as short as a few weeks Deployment speed Area Past Now Future Indicative time for deployment: Mid-size city: 2 weeks Mega city: 1 month

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 9 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Vision & Mission Technology Development

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 10 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Fleet Operation Full-stack Self-Developed Platform: a Data-driven, Closed-loop R&D Ecosystem Data WeRide GENESIS Smart annotation Intelligent data mining Model training Algorithm iteration Verification Release & Deployment Feedback Built in-house Cloud native High Fast iteration performance Deployable

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 11 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. WeRide Genesis – Generative Engineered Neural Environment for Simulated Intelligence in Self-driving Smart Scenario Digital Twin World Generation Engine Dynamic 3D Reconstruction Engine Generative AI Smart Simulation Engine: Smart Agent Smart Simulation Smart Simulation Evaluation Engine Smart Simulation Diagnosis System Data Augmentation Validation Training WeRide GENESIS

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 12 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. HPC 3.0 Release – Powering Scalable Robotaxi Service End game Robotaxi - GXR 12 Features 2,000 TOPS NVIDIA Thor x 2 AI Compute 50% Cost Reduction Compared to last generation AD kit 100% Auto Grade From components to vehicle Full Redundancy SoC, MCU, sensors, communication, power system Reliability ✓ AEC-Q100 ✓ ISO 26262 ✓ IATF 16949 Qualifications Commercial Value Durability -40°C to 85°C operating temperature Failure rate under 50 FIT(1) Notes: 1. 50 FIT represents less than 50 failures per billion hours World’s first mass-produced robotaxi building on NVIDIA Thor

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 13 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Vision & Mission Growth Strategy

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 14 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Autonomous Driving Industry has a Substantial Market Size and Growth Potential L4 and Above 88% L2-L3 12% L1 0.001% Logistics 51% Mobility(3) 41% Other use cases(2) 8% By Automation Levels By Use Cases 2030E global market size(1) US$1,745Bn 2030E L4 and above global market size US$1,535Bn Source: CIC Note: 1. Market size including all automation levels 2. Including robosweeper and other applications 3. Including robotaxis and robobuses

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 15 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. The Middle East Emerges as Global Vanguard of Autonomous Driving Policies, where WeRide Leads the Commercialization Capacity (1) (# of ride-hailing cars and taxis) Population (MM) Indicative average price (US$) Dubai 21,000+ 4 US$1.2/km(2) Riyadh 8,000+ 7 US$1.3/km(2) 15,000+ 3.8 US$1/km Abu Dhabi Note: 1. Source: CIC, TAM refers to total addressable market 2. Based on the taxi fee structure in respective locations, assuming a 25% fee premium for ride-hailing cars and robotaxis, and an average length per order of 10km 3. Source: United Arab Emirates Government, Transportation General Authority of Saudi Arabia • Total regional TAM is expected to be 30,000+ robotaxis in 2030 in the Middle East(1) • Major Middle East cities aiming for “25% autonomous driving penetration by 2030”(3) WeRide’s global deployment: We have built the largest public commercial robotaxi fleet outside the US and China

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 16 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Robust and Expanding Ecosystem of Partners Empowers Growth EUROPE ASIA MIDDLE EAST Renault SBB STL Beti WeChat Grab SMRT ComfortDelGro Amap TXAI SteerAI ST Engineering

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 17 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Triple-engine Revenue Propulsion: Service-centric Sustainable Growth Architecture Hardware as an anchor, leveraging long-term services and revenue share Hardware revenue Revenue share Service revenue 87% service revenue As % of Q1 2025 total revenue 35% blended gross margin Q1 2025 47% product revenue growth Q1 2025 period-to-period

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 18 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Vision & Mission Financial Highlights

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 19 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Our Revenue and Key Drivers of Financial Growth Revenue & gross profit (RMB MM) 87% service revenue & steady YoY growth of 1.8% (total Q1 revenue) 361 111 72 25 Revenue Gross profit Revenue Gross profit Service Product 2024 1Q2025 Robotaxi contributed 22.3% of total revenue (10.4 percentage points increase from 1Q2024) 1Q2025 financial highlights Industry-leading 35.0% gross profit margin Autonomous vehicle fleet continues to expand, surpassing 1,200 vehicles globally

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 20 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. 1,019 1,725 2,284 406 464 759 1,058 1,091 278 326 237 625 1,139 118 124 24 41 54 11 14 2022 2023 2024 1Q2024 1Q2025 R&D G&A S&M 753 512 679 2022 2023 2024 Healthy Cash Balance and Significant Leverage from R&D-focused Cost Structure Cost structure with minimal selling expenses Cash balance (RMB MM) Operating expenses (RMB MM) Net cash position(1) Operating cash outflow and CAPEX (2) Average: RMB 648MM 144% 263% 302% R&D as % of Revenue 3,447 R&D employees3 account for 94%+ of total 5,970 as of Mar 31, 2025 Notes: 1. Cash balance excludes debt position, total cash = cash and cash equivalent + current restricted cash + time deposits + financial assets measured at FVTPL, debt = loans + lease liabilities; As of 1Q25, the Company had a cash balance of RMB6.1bn and debt of RMB164mm, resulting in a net cash position of RMB5.97bn 2. CAPEX includes payments for purchase of property, equipment and intangible assets 3. Including 731 AI Scientists & Engineers, and 2,716 R&D data processing staff as of March 31, 2025 390% 450%

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 21 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. G&A • Scale on fixed G&A base 5 Multiple Levers for Profitability at Scale Revenue • Increase higher margin revenue mix towards international markets 1 COGS • Improve margins of existing products through scale and cost management 2 R&D • Economies of scale on existing R&D base as well as R&D synergies with ecosystem partners 3 S&M • Continued excellence in S&M efficiency 4 Current Future (Long term profitability) WeRide will emerge as one of the final winners

CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE NOTES START FROM HERE AND GROW UP 22 This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. THANK YOU Website ：www.weride.ai Website：www.weride.ai 文远知行.WeRide Contact：contactus@weride.ai YouTube ：www.youtube.com/@WeRideAI YouTube：www.youtube.com/@WeRideAI